Filed by New Sally Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Alberto-Culver Company

(Commission File No. 1-5050)

The following was made available to employees of Alberto-Culver Company.

Alberto-Culver Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related

Questions and Answers

August 3, 2006

In connection with this proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”). The registration statement contains a preliminary proxy statement/prospectus-information statement. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus-information statement when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

Alberto-Culver Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

8/3/2006

What happens to my Alberto-Culver stock holdings after the transaction is completed?

•	All holders of Alberto-Culver shares will receive the following: a $25 per share cash dividend, one share of the new consumer business (“New Alberto-Culver”) and one share of the new Sally business (“New Sally”).

How will I get the new shares?

•	If you are a shareholder of record (i.e., you hold actual Alberto-Culver stock certificates), shares of New Alberto-Culver and New Sally will be issued to you in exchange for your current Alberto-Culver shares. In order to receive your New Sally shares and your New Alberto-Culver shares, you must first surrender your existing Alberto-Culver stock certificates to the company’s transfer agent. Shortly after closing, the stock transfer agent will mail a package to each shareholder of record which will explain the exchange process and provide the appropriate forms needed to exchange your shares.

•	If you hold your Alberto-Culver shares in a brokerage account (e.g., Fidelity, Schwab, Smith Barney), New Alberto-Culver shares and New Sally shares will automatically be credited to that brokerage account in exchange for your current Alberto-Culver shares.

•	Examples of how new shares will be distributed are provided on Page 4.

What happens to the value of my ACV stock in the Profit Sharing and 401(k) Plans?

•	Both plans will continue to have an ACV stock fund and the value of the New Alberto-Culver shares received will be in this fund.

•	A New Sally stock fund will be added to both plans and the value of the New Sally shares received will be in this fund.

•	While the total dollar value of the $25 dividend will be credited to your 401(k) and/or profit sharing plan account, the company has not decided the investment option(s) to which this dollar value will be directed. A decision will be made and communicated to employees before the closing of the transaction.

•	Consistent with other investment options in the plans, participants will be free to either continue holding the New Sally stock fund or to sell the New Sally stock fund and transfer the proceeds to another investment option in the 401(k) or profit sharing plan.

•	The company has not decided if it will allow employees to put new money into the New Sally stock fund. A decision will be made and communicated to employees before the closing of the transaction.

Alberto-Culver Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

8/3/2006

How will I receive the $25 special cash dividend?

•	A special, one-time cash dividend of $25 per share will be paid to all shareholders as of the record date regardless of the manner in which you hold shares: hold certificates directly, in a brokerage account, in the 401(k) plan, in the profit sharing plan or in the employee stock purchase plan. The record date will be determined shortly before the completion of the transaction.

•	If you are a shareholder of record (i.e., you hold actual Alberto-Culver stock certificates), you will receive a dividend check in the mail (or a direct deposit into your bank account if you have already signed up for this feature).

•	If you hold your Alberto-Culver shares in a brokerage account (e.g., Fidelity, Schwab, Smith Barney), the special dividend will be credited to that brokerage account.

•	If you have a balance in the ACV stock fund in the profit sharing or 401(k) plans, the special dividend will be added to your account. The company has not decided the investment option(s) to which this dollar value will be directed. A decision will be made and communicated to employees before the closing of the transaction.

•	If you have a balance in the employee stock purchase plan, the special cash dividend will be credited to your account with Computershare. The cash received for the special cash dividend will be used to purchase additional shares of New Alberto-Culver common stock in your Computershare account.

•	Examples of how the cash dividend is paid are provided on Page 4.

Will there be a blackout period for the 401(k) and profit sharing plans?

•	Yes, we expect that there will be a short blackout period for the 401(k) plan and profit sharing plan related to this transaction in order to give Prudential (the trustee for the plans) time to establish the New Sally stock fund and make the appropriate transfers from the Alberto-Culver stock fund to the New Sally stock fund. We anticipate this blackout period will begin several business days prior to the closing of the transaction and will be no longer than 10 business days.

•	The company and Prudential will provide notification to all participants regarding any blackout period associated with the transaction.

Alberto-Culver Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

8/3/2006

When will I receive the New Alberto-Culver shares, the New Sally shares and the special $25 cash dividend?

•	The record date on which you are required to be a holder of Alberto-Culver shares in order to receive the New Alberto-Culver shares, New Sally shares and the $25 cash dividend is anticipated to be determined shortly before the completion of the transaction. This is currently expected to take place in the fourth calendar quarter of 2006.

•	After completion of the transaction, holders of record will be required to turn in their current Alberto-Culver shares before they will receive shares of New Alberto-Culver and New Sally.

Examples of distribution of shares and cash for a shareholder with 1,000 Alberto-Culver shares:

•	Shareholder of record – hold certificate for 1,000 shares. Shortly after the closing date of the transaction, you will receive a check for (or direct deposit of) $25,000 for the special cash dividend. After you have surrendered your current Alberto-Culver stock certificate to EquiServe, you will be mailed a new stock certificate for 1,000 shares of New Sally and a new stock certificate for 1,000 shares of New Alberto-Culver.

•	Hold 1,000 shares in a brokerage account. Shortly after the closing date of the transaction, you will receive a credit in your brokerage account for (i) 1,000 shares of New Alberto-Culver, (ii) 1,000 shares of New Sally and (iii) $25,000 for the special cash dividend in exchange for the 1,000 shares of Alberto-Culver previously in your account.

•	Have 1,000 shares in the 401(k) plan or profit sharing plan. Shortly after the closing date of the transaction, you will receive credit in your account for (i) 1,000 shares of New Alberto-Culver in the ACV stock fund, (ii) 1,000 shares of New Sally in a New Sally stock fund and (iii) $25,000 for the special cash dividend in exchange for the 1,000 shares of Alberto-Culver previously held in your account. The company has not decided the investment option(s) to which the amount of the cash dividend will be directed. A decision will be made and communicated to employees before the closing of the transaction.

•	Have 1,000 shares in the employee stock purchase plan. Shortly after the closing date of the transaction, you will receive a credit in your Computershare account for (i) 1,000 shares of New Alberto-Culver, (ii) 1,000 shares of New Sally and (iii) $25,000 for the special cash dividend in exchange for the 1,000 shares of Alberto-Culver previously in your account with Computershare. The $25,000 of cash received for the special cash dividend will be used to purchase additional shares of New Alberto-Culver in your Computershare account.